January 9, 2017

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

On July 19, 2016, State Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the 1-3 Month Enhanced Short Duration Mutual Fund (the “Fund”), a series of the Trust.  The Trust has previously revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you.  On January 9, 2017, you provided additional follow-up comments related to prior correspondence and the disclosure changes noted above.  Your most recent comments are summarized below, with corresponding responses following each comment.  Please note that in responses discussing modifications to current disclosure, text that has been stricken-through represents deleted text, and underlined text represents added text.  Any comment-related revisions have been carried over to all relevant parts of the registration statement.  In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

Comment:  In response to a previous comment from the staff, the first paragraph under “Principal Investment Strategies” in the summary prospectus and the first paragraph under “More about the Fund’s Principal Investment Strategies” in the statutory prospectus have each been modified to read as follows:

Under normal market conditions, the Fund (i) primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes,

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280

and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one week and less than three months and (ii) will maintain a portfolio with a dollar weighted average maturity of at least 90 days. The portfolio manager may adjust the Fund’s portfolio duration within the stated limit based on current and anticipated changes in interest rates. In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase.  U.S. Treasury securities are backed by the “full faith and credit” of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. All of the Fund’s assets will be invested in U.S. dollar-denominated securities.

Please modify the paragraph so as to clarify how clauses (i) and (ii) can be read consistently with each other.

Response:  The Registrant has revised the paragraph to read as follows:

Under normal market conditions, the Fund ~~(i)~~ primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one week and less than three months.  However, because the Fund will also hold securities with maturities greater than three months, it will, under normal market conditions, ~~and (ii) will~~ maintain a portfolio with a dollar weighted average maturity of at least 90 days. The portfolio manager may adjust the Fund’s portfolio duration within the stated limit based on current and anticipated changes in interest rates. In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase.  U.S. Treasury securities are backed by the “full faith and credit” of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. All of the Fund’s assets will be invested in U.S. dollar-denominated securities.

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The Trust has authorized me to convey to you that it acknowledges the following:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/ Craig A. Foster

cc:    Ofer Abarbanel

JoAnn M. Strasser